Exhibit 99.1

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

PETAQUILLA WAIVES SHAREHOLDER RIGHTS PLAN WITH RESPECT TO INMET OFFER

Vancouver, BC – November 2, 2012: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) today announced that, in response to the decision issued by the British Columbia Securities Commission on October 31, 2012, the Company has waived the application of its Shareholder Rights Plan dated March 7, 2006 (the “Rights Plan”) to the offer by Inmet Mining Corporation (“Inmet”) to acquire all of the Company’s outstanding common shares that was commenced on September 28, 2012 and subsequently varied on October 26, 2012 (the “Offer”).

As previously announced, in response to an application by Inmet, on October 31, 2012, the British Columbia Securities Commission rendered a decision that, subject to the Company waiving the application of the Rights Plan to the Offer, it would issue an order having that effect at 1:30 pm (Pacific Daylight Time) on Friday, November 2, 2012. Accordingly, the Company’s board of directors has waived the application of the Rights Plan with respect to the Offer.

Shareholders should contact CST Phoenix Advisors, the information agent retained by Petaquilla, with any questions or requests for assistance by telephone at 1-800-332-6309 (North American Toll Free Number) or 1-201-806-2222 or by email at inquiries@phoenixadvisorscst.com. Further, Petaquilla shareholders are encouraged to regularly visit the Company’s website for current information at www.petaquilla.com.

About Petaquilla Minerals Ltd. – Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of Panama – a region known historically for gold content. In addition, the Company has exploration operations at its wholly-owned Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

CST Phoenix Advisors
North American Toll Free: 1-800-332-6309
Banks, brokers and collect calls: 201-806-2222
Toll Free Facsimile: 1-888-509-5907
Email: inquiries@phoenixadvisorscst.com

or

Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.